Special Note Regarding Forward-looking Statements

This document contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Introduction

Brookfield Property Partners L.P. (the “partnership”) was established on January 3, 2013 by Brookfield Asset Management Inc. as the primary entity through which it and its affiliates will own and operate commercial property on a global basis. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols ‘‘BPY’’ and ‘‘BPY.UN’’, respectively.

On April 15, 2013, Brookfield Asset Management Inc. completed a spin-off of its commercial property operations (the “Business”) to the partnership (the “Spin-off”), which was effected by way of a special dividend of units of the partnership to holders of Brookfield Asset Management Inc.’s Class A and B limited voting shares. Each holder of shares received one partnership unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in the partnership, with Brookfield Asset Management Inc. retaining units of the partnership, Redeemable/Exchangeable Units of Brookfield Property L.P. (the “property partnership”), and a 1% general partner interest in the property partnership through Brookfield Property GP L.P. (the “Property GP”), an indirect wholly-owned subsidiary of Brookfield Asset Management Inc.

Prior to the Spin-off, Brookfield Asset Management Inc. effected a reorganization (“reorganization”) so that the partnership’s commercial property operations, including its office, retail, multi-family and industrial and opportunistic assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield Asset Management Inc., were acquired by holding entities (the “holding entities”). The holding entities which are newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda, were established to hold the partnership’s interest in the Business, and the common shares are wholly-owned by the property partnership. In consideration, Brookfield Asset Management Inc. received (i) additional units of the partnership, (ii) Redeemable/Exchangeable Units, representing an 81.8% limited partnership interest in the property partnership, and (iii) $1.25 billion of redeemable preferred shares of one of the holding entities.

The partnership’s sole direct investment is a limited partnership interest in the property partnership. The commercial property operations transferred to the partnership through the Spin-off included substantially all of the commercial property operations of Brookfield Asset Management Inc.

This management’s discussion and analysis, or MD&A, covers the financial position as at June 30, 2013 and December 31, 2012 and results of operations for the three and six months ended June 30, 2013 and 2012 of the business comprising Brookfield Asset Management Inc.’s commercial property operations prior to the spin-off and the partnership’s actual results from April 15, 2013 through June 30, 2013 (“our business”). The information in this MD&A should be read in conjunction with the financial statements, or the Financial Statements, for the aforementioned periods.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See section entitled “Special Note Regarding Forward-Looking Statements” above.

Basis of Presentation

The Financial Statements include the assets, liabilities, revenues, expenses and cash flows of our business, including non-controlling interests therein, which reflect the ownership interests of other parties. We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are (i) office, including our office development projects, (ii) retail, and (iii) multi-family, industrial and opportunistic investments.

Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All operating and other statistical information is presented as if we own 100% of each property in our portfolio, unless otherwise specified, regardless of whether we own all of the interests in each property, but unless otherwise specified excludes our interest in Canary Wharf Group plc., or Canary Wharf. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars, Australian Dollars, British Pounds, Euros, and Brazilian Reais are identified as “C$”, “A$”, “£”, “€” and “R$”, respectively.

Continuity of Interest

As described above, the partnership was established on January 3, 2013 by Brookfield Asset Management Inc. and on April 15, 2013 Brookfield Asset Management Inc. completed the Spin-off of the Business to the partnership. Brookfield Asset Management Inc. directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to Spin-off through its interests in the partnership. As a result of this continuity of interests there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations using Brookfield Asset Management Inc.’s carrying values, prior to the Spin-off.

To reflect this continuity of interests the interim condensed consolidated financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield Asset Management Inc., but using IFRS standards in effect for annual periods beginning on or after January 1, 2013, which are described below. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield Asset Management Inc. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements. Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield Asset Management Inc. and as recorded by the partnership.

Prior to April 15, 2013, intercompany transactions between the partnership and Brookfield Asset Management Inc. have been included in the financial statements and are considered to be effectively settled for cash in the financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed and consolidated statements of cash flows as a financing activity and in the condensed and consolidated balance sheets as “Equity attributable to Brookfield Asset Management Inc.”

Performance Measures

To measure our performance, we focus on: property net operating income, or NOI, funds from operations, or FFO, total return, or Total Return, and occupancy levels. NOI, FFO, and Total Return do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.

•	FFO: means income, including equity accounted income, before realized gains (losses) on real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

•	Total Return: means income before income tax expense (benefit), and related non-controlling interests.

NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. We evaluate the performance of our office segment by evaluating NOI from “Existing properties”, or “same store” basis, and NOI from “Additions, dispositions and other.” NOI from existing properties compares the performance of the property portfolio by excluding the effect of current and prior period dispositions and acquisitions, including developments and “one-time items”, which for the historical periods presented consists primarily of lease termination income. NOI presented within “Additions, dispositions and other” includes the results of current and prior period acquired, developed and sold properties, as well as the one-time items excluded from the “Existing properties” portion of NOI. We do not evaluate the performance of the operating results of the retail segment on a similar basis as the majority of our investments in the retail segment are accounted for under the equity method and, as a result, are not included in NOI. Similarly, we do not evaluate the operating results of our other segments on a same store basis based on the nature of the investments.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investments Trusts, or NAREIT, definition of funds from operations, including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts, or REITs. These additional adjustments result in an FFO measure that is similar to that which would result if the partnership was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on real estate property, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income attributable to parent company rather than cash flow from operating activities as we believe net income is the most comparable measure.

We use Total Return as a key indicator as we believe that our performance is best assessed by considering FFO plus the increase or decrease in the value of our assets over a period of time, because that is the basis on which we make investment decisions and operate our business.

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a reconciliation of net income to NOI, FFO and Total Return on page 19 in this MD&A.

Overview of our Business

We are a leading global owner, operator and investor in high quality commercial properties. As at June 30, 2013 these operations included interests in 154 office properties and 165 retail properties. In addition, we have interests in an expanding multi-family and industrial platform and a 19 million square foot commercial office development pipeline, positioning us well for continued growth. These operations also include interests in several Brookfield Asset Management Inc. sponsored real estate opportunity and finance funds that hold loans and opportunistic equity investments in commercial property businesses. Our real estate assets are primarily located in North America, Europe, Australia and Brazil.

Our business entails owning, operating and investing in commercial property both directly and through operating entities. We focus on well-located, high quality assets that generate or have the potential to generate long-term, predictable and sustainable cash flows, require relatively minimal capital to maintain and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. As at June 30, 2013, our principal business segments consist of the following:

Office

•	We own interests in and operate one of the highest quality commercial office portfolios in the world consisting of 154 properties containing approximately 90 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe and Australia. Our primary strategy is to own and manage a combination of core assets consisting of prominent, well-located properties in high growth, supply-constrained markets that have high barriers to entry and an attractive tenant base, and to pursue an opportunistic strategy to take advantage of dislocations in the various markets in which we operate. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships. Of the total properties in our office portfolio, 124 properties containing approximately 75 million square feet are consolidated under IFRS and the remaining are equity accounted under IFRS.

•	We also develop office properties on a selective basis throughout North America, Australia, Europe and Brazil in close proximity to our existing properties. Our office development assets consist of interests in 22 high-quality, centrally located sites totaling approximately 19 million square feet.

•	The majority of our office segment is held through our approximate 51% voting interest in Brookfield Office Properties Inc., or Brookfield Office Properties. Brookfield Office Properties owns, manages, and develops premier office assets in the U.S, Canada, Australia and Europe. Brookfield Office Properties in turn operates a number of private and listed entities through which public and institutional investors participate in our portfolios. This gives rise to non-controlling interests in the equity, FFO and Total Return. We also own directly held assets in Australia and 20 Canada Square in London, as wells our approximate 22% interest in Canary Wharf.

•	In addition, our office segment also includes interests in several office portfolios located across the western United States.

Retail

•	Our retail portfolio consists of interests in 165 well-located high quality retail centers in target markets in the United States, Brazil and Australia encompassing approximately 153 million square feet of retail space. Similar to our office strategy, we look to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships and pursue an opportunistic strategy to take advantage of dislocations in the various markets in which we operate. Of the total properties in our retail portfolio, 154 properties containing approximately 149 million square feet are equity accounted under IFRS and the remaining are consolidated under IFRS.

•	A substantial portion of our retail properties are held through our through our interest in General Growth Properties, Inc., or GGP, which we acquired during 2010 and in January 2011. During the first quarter of 2012, GGP completed the spin-off of Rouse Properties, Inc., or Rouse, to its shareholders, including us. Rouse subsequently completed an equity rights offering. Following the spin-off and our participation in the rights offering, we owned an approximately 36% interest in Rouse.

•	In April 2013, we acquired additional interests in the common shares and warrants of GGP and common shares of Rouse, increasing our ownership interest to approximately 22% (approximately 24% assuming the exercise of all warrants) in GGP and approximately 37% in Rouse.

Multi-Family, Industrial, and Opportunistic Investments

•	Our multi-family and industrial investments are part of an expanding platform. At June 30, 2013, we had interests in approximately 20,000 multi-family units and over 35 million square feet of industrial space in North America and Europe.

•	We currently own a portfolio of approximately 20,000 multi-family units across the United States and Canada in various portfolios. We acquired Ginkgo Residential Trust, or Ginkgo, in two tranches in the fourth quarter of 2012 and first quarter of 2013 totaling 4,900 multi-family units. We also acquired approximately 6,500 multi-family units through the Brookfield Fairfield U.S. Multifamily Value-Add Fund, since its inception in the third quarter of 2012. These acquisitions are managed by Fairfield Residential Company LLC, or Fairfield. Fairfield, which is 65% owned by Brookfield Asset Management Inc., is one of the largest vertically-integrated multi-family real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property management services.

•	We recently made the following industrial acquisitions that have created one of largest global industrial property platforms:

o	In December 2012, we completed the acquisition of Verde Realty Operating Partnership, L.P., or Verde, a privately-owned REIT that acquires, develops, owns and manages industrial distribution facilities in the United States and Mexico.

o	In June 2013, we acquired EZW Gazeley Limited, or Gazeley, from Economic Zones World, part of Dubai World, a specialist developer of large scale logistics warehouses and distribution parks in key strategic locations across the UK, Western Europe and China.

o	Subsequent to quarter-end, we reached an agreement to acquire Industrial Developments International Inc., or IDI, from the U.S. subsidiary of Kajima Corporation in a $1.1 billion transaction. IDI owns and operates 75 high quality industrial distribution facilities totaling 27 million square feet in 12 states, and serves major North American consumer product, retail and industrial companies. In addition, IDI has 49 million square feet of future development projects and a significant third party property management business. The transaction is expected to close in the fourth quarter of 2013. We will own an approximate 25% interest in IDI with the balance owned by institutional partners.

•	In addition, we have interests in Brookfield Asset Management Inc. sponsored real estate opportunity and finance funds that include investments in distressed and under-performing real estate assets and businesses and commercial real estate mortgages and mezzanine loans in North America, Europe and Australia.

•	The Brookfield Asset Management Inc. sponsored real estate finance funds in which we have interests, invest in real estate finance transactions in risk positions senior to traditional equity and subordinate to traditional first mortgages or investment grade corporate debt. The funds, in which we have interests, are focused on assets where we can make improvements or reposition the property to increase the amount and stability of cash flows with a view to monetizing our investments once such changes are realized over a medium-term time horizon. The opportunity funds also have investments and specialty finance offerings, such as commercial real estate, real estate loans, and real estate-related securities, such as commercial and residential mortgage-backed securities.

Recent Initiatives

•	Our operating teams completed a number of important initiatives to increase the values and cash flows in our office segment.

Since the beginning of 2012, we acquired interests in office properties in Seattle, Washington D.C., Los Angeles, San Diego and London, and sold properties in Minneapolis, Houston, Calgary, Brisbane, Melbourne and Auckland.

We leased approximately 2.0 million square feet of office space during the second quarter 2013 at an average net rent of $28.83 per square foot, representing an 8% increase over expiring rents in the period. The portfolio occupancy rate finished the quarter at 90.4%.

In June 2013, we closed on the remaining assets in the Hammerson portfolio, with the acquisition of 125 Old Broad Street and Leadenhall Court, both located in the City of London. In total, the acquisition of the Hammerson portfolio added four operating assets in the City totaling approximately 800,000 square feet and over two million square feet of development density in London.

In the second quarter of 2013 we announced the proposed acquisition of MPG Office Trust, Inc. (“MPG”) in Los Angeles which was approved by the MPG common shareholders subsequent to quarter end. The transaction is expected to close in the third quarter of 2013.

•	We are working on a number of attractive growth opportunities, including potential acquisitions and the expansion of our existing operations.

In the second quarter of 2013, we closed on the Gazeley transaction, as noted above. This transaction, along with Verde and IDI, will serve as the platform for future growth within our industrial segment.

We have advanced work on 7.7 million square feet of office development projects including the 5 million square foot Manhattan West project in New York City, the 980,000 square foot Bay Adelaide Centre East development in Toronto and 366,000 square foot Brookfield Place Tower 2 development in Perth. Subsequent to quarter end, we commenced development of phase one of Brookfield Place Calgary East Tower with a lease commitment from anchor tenant Cenovus Energy for one million square feet of the project’s 1.4-million-square-foot tower.

In July 2013, Brookfield Asset Management Inc. announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. Capital commitments to the fund are well in excess of the original $3.5 billion fundraising target, reflecting strong investor demand, and the fund ranks among the largest global private real estate funds. We have committed approximately $1.3 billion to the fund as its lead investor.

Financial Performance and Analysis as at June 30, 2013 and December 31, 2012 and the three and six months ended June 30, 2013 and 2012

The following tables set forth the results for our business for each of the three and six months ended June 30, 2013, and 2012 and as at June 30, 2013 and December 31, 2012. Further details on our operations and financial position are contained within the review of our business segments below.

(Unaudited)	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit amounts)	2013	2012	2013	2012
Commercial property revenue	$711	$713	$1,459	$1,386
Hospitality revenue	331	217	660	268
Investment and other revenue	44	30	99	69
Total revenue	1,086	960	2,218	1,723
Direct commercial property expense	293	292	598	566
Direct hospitality expense	305	185	579	230
Interest expense	276	239	543	481
Administration and other expense	76	61	133	109
Total expenses	950	777	1,853	1,386
Fair value gains, net	376	131	590	449
Share of net earnings from equity accounted investments	162	306	394	748
Income before income taxes	674	620	1,349	1,534
Income tax expense	196	84	295	312
Net income	$478	$536	$1,054	$1,222
Net income attributable to:
Limited partners(1)	$44	$-	$44	$-
General partner(1)	-	-	-	-
Brookfield Asset Management Inc.(2)	(97)	282	232	656
Non-controlling interests attributable to:
Redeemable/exchangeable and general partnership units of the operating
partnership held by Brookfield Asset Management Inc.(1)	206	-	206	-
Interests of others in operating subsidiaries	325	254	572	566
	$478	$536	$1,054	$1,222
Basic and diluted earnings per LP Unit	$0.54		$0.54

(1)For the period from April 15, 2013 to June 30, 2013.

(2)For the periods prior to April 15, 2013.

(US$ Millions)	Jun. 30, 2013	Dec. 31, 2012
Investment properties	$30,974	$31,696
Equity accounted investments	7,893	8,038
Total assets	47,260	47,681
Property debt	19,688	19,808
Total equity	22,560	24,003
Equity before non-controlling interests of others in operating subsidiaries	11,958	13,163

Consolidated Performance and Analysis

Commercial property revenue decreased $2 million for the three months ended June 30, 2013, compared to the same period in the prior year. This was primarily due to our office segment, in which commercial property revenue decreased $22 million primarily due to the change in accounting relating to the Spin-off in which certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to commercial property revenue in the prior period. This was offset by an increase of $18 million in commercial property revenue in our multi-family, industrial and opportunistic investments segment, which was primarily attributable to the recent acquisition of industrial and multi-family portfolios, and a $2 million increase in our retail segment as a result of higher rent revenues at our Brazilian malls.

Commercial property revenue increased $73 million for the six months ended June 30, 2013, compared to the same period in the prior year. This increase was primarily due to an increase in commercial property revenue in our multi-family, industrial and opportunistic investments segment of $70 million attributable to the recent acquisition of industrial and multi-family portfolios. In addition, commercial property revenue in our office segment increased $1 million due to the change in accounting relating to the Spin-off in which certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to commercial property revenue in the prior period. The decrease in the office segment was partially offset by the practical completion of Brookfield Place Perth in May 2012 and property acquisitions in Seattle, Washington, D.C., Los Angeles, San Diego and London. In addition, our retail segment recorded an increase in commercial property revenue of $2 million for the six months ended June 2013, compared to the prior year, as a result of higher rent revenues at our Brazilian malls.

Hospitality revenue increased $114 million and $392 million for the three and six months ended June 30, 2013, respectively, compared to same periods in the prior year as a result of the acquisition of Paradise Island Holdings Limited, or Atlantis, in the Bahamas in April 2012, and the acquisition of a mixed use portfolio in Australia containing several hospitality properties in our multi-family, industrial and opportunistic investments segment.

Investment and other revenue increased $14 million and $30 million for the three and six months ended June 30, 2013 respectively, compared to same periods in the prior year. The increase was primarily due to the change in accounting relating to the Spin-off in which certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to commercial property revenue in the prior period. The increase was partially offset by decreased interest income due to the repayment of a residential note payable from Brookfield Residential Properties Inc. which was repaid during the fourth quarter of 2012.

Direct commercial property expense increased $1 million for the three months ended June 30, 2013, compared to the same period in the prior year. Direct commercial property expense in our office segment decreased $5 million primarily due to the change in accounting relating to the Spin-off in which certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to direct commercial property expense in the prior period. This was offset by an increase in commercial property expense in our multi-family, industrial and opportunistic investments segment of $6 million which was primarily attributable to the recent acquisition of industrial and multi-family portfolios.

Direct commercial property expense increased $32 million for the six months ended June 30, 2013, compared to the same period in the prior year. This increase was due to an increase in commercial property expense in our multi-family, industrial and opportunistic investments segment of $32 million which was primarily attributable to the acquisition of industrial, multi-family, and opportunistic investments assets after June 30, 2012. In addition, commercial property expense in our office segment remained flat due to the change in accounting relating to the Spin-off in which certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to direct commercial property expense in the prior period. This was offset by acquisitions of office properties since June 30, 2012 and the practical completion of Brookfield Place Perth in May 2012.

Direct hospitality expense increased $120 million and $349 million for the three and six months ended June 30, 2013 respectively, compared to the same periods in the prior year, as a result of the acquisition of the Atlantis in April 2012, and a mixed use portfolio in Australia containing several hospitality properties in our multi-family, industrial and opportunistic investments segment.

Interest expense increased $37 million for the three months ended June 30, 2013, compared to the same period in the prior year. This increase was due to an increase in our multi-family, industrial and opportunistic investments segment of $37 million which was primarily attributable to the acquisition of the Atlantis in April 2012 and portfolio acquisitions of multi-family, industrial and opportunistic investments assets since June 30, 2012. In addition, the current period includes interest expense of $18 million on corporate capital securities, which were issued in connection with the Spin-off. Offsetting this increase was a decrease in interest expense in our office and retail segments of $18 million, which was primarily attributable to refinancing activity and lower interest rates in both segments, as well as the reclassification of participating loan interests assets in our office segment and a restructuring of the debt at our Brazilian retail operations in 2012.

Interest expense increased $62 million for the six months ended June 30, 2013, compared to the same period in the prior year. This increase was due to an increase in our multi-family, industrial and opportunistic investments segment of $68 million which was primarily attributable to the acquisition of the Atlantis in April 2012 and portfolio acquisitions of multi-family, industrial and opportunistic investments assets since June 2012. In addition, the current period includes interest expense of $18 million on corporate capital securities, which were issued in connection with the Spin-off. Interest expense in our office segment decreased $7 million, which was primarily attributable to refinancing activity, debt repayments and interest rate reductions. Interest expense in our retail segment also declined $17 million as a result of a debt restructuring in our Brazil retail fund due to a lower outstanding debt balance and lower interest rates.

Administration and other expense increased $15 million and $24 million for the three and six months ended June 30, 2013, respectively, compared to the same periods in the prior year, primarily as a result of a contingent payment related to a possible settlement that may be reached with respect to litigation in our office segment, which was recorded in the second quarter of 2013. During the six months ended June 30, 2013, administration and other expense also increased as a result of management fees for new private funds and management fees for the partnership payable to Brookfield Asset Management Inc.

We recorded $376 million of fair value gains for the three months ended June 30, 2013, which was an increase of $245 million compared to the same period in the prior year. This was primarily driven by our office segment, which recorded fair value gains of $339 million related to improved cash flows from leasing changes, timing and other assumptions, and our retail segment, which recorded $21 million of fair value gains as a result of changes in leasing assumptions. The remaining difference is primarily the result of fair value gains in our multi-family and industrial portfolios, which was partially offset by fair value amortization of debt on hotel assets.

We recorded $590 million of fair value gains for the six months ended June 30, 2013, which was an increase of $141 million compared to the same period in the prior year. This was primarily driven by our office segment, which recorded fair value gains of $543 million related to improved cash flows from leasing changes, timing and other assumptions. In the first half of 2013, our retail segment recorded $21 million of fair value gains as a result of changes in leasing assumptions. The remaining variance relates to fair value gains in our multi-family and industrial portfolios, which was partially offset by fair value amortization of debt on hotel assets.

Our share of net earnings from equity accounted investments was $162 million for the three months ended June 30, 2013, which represents a decrease of $144 million compared to the same period in the prior year. Our retail segment recorded $74 million of net earnings from equity accounted investments, which was primarily driven by operating income and fair valuation gains from our interest in GGP. Our office segment recorded $93 million of net earnings from equity accounted investments during the period which was primarily attributable to higher valuation gains recognized in the current period from equity accounted investments. The remainder was attributable to lower fair value gains from equity accounted investments in our multi-family, industrial and opportunistic investments segment.

Our share of net earnings from equity accounted investments was $394 million for the six months ended June 30, 2013, which represents a decrease of $354 million compared to the same period in the prior year primarily as a result of lower fair value gains in 2013 compared to the prior year in our retail segment. For the six months ended June 30, 2013, our share of net earnings from equity accounted investments was $251 million in our retail segment, compared to $615 million in the prior year period. Offsetting this decrease, our office segment recorded an increase of $13 million in net earnings from equity accounted investments to $123 million as a result of higher valuation gains recognized in the current period. The remaining variance is attributable to lower valuation gains on equity accounted investments recognized in our multi-family, industrial and opportunistic investments segment.

Income tax expense increased $112 million and decreased $17 million for the three and six months ended June 30, 2013, respectively, compared to the same period in the prior year. The increase in the three month period ended June 30, 2013 compared to the prior year is primarily the result of a one-time $129 million corporate-level deferred income tax expense incurred as a result of the Spin-off. The decrease in the six month period relates to higher fair income tax expense on fair value gains in the prior year.

Segment Performance and Analysis

Office

The following table presents the equity before non-controlling interests of others in operating subsidiaries of our office portfolio by region as at June 30, 2013 and December 31, 2012:

(US$ Millions)	United States		Canada		Australia		Europe		Total
	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012
Office properties	$14,272	$13,887	$4,862	$5,132	$3,513	$4,592	$1,052	$990	$23,699	$24,601
Equity accounted investments	1,714	1,637	13	17	240	900	123	-	2,090	2,554
Participating loan interests	-	-	-	-	794	-	-	-	794	-
Accounts receivable and other	657	723	224	113	299	319	980	1,073	2,160	2,228
	16,643	16,247	5,099	5,262	4,846	5,811	2,155	2,063	28,743	29,383

Property-specific borrowings	7,186	7,129	2,052	1,958	1,672	2,453	633	676	11,543	12,216
Accounts payable and other	1,018	1,064	510	568	396	297	109	68	2,033	1,997
Non-controlling interests	781	705	488	512	130	123	1	2	1,400	1,342
	$7,658	$7,349	$2,049	$2,224	$2,648	$2,938	$1,412	$1,317	$13,767	$13,828
Unallocated
Unsecured facilities									$695	$418
Capital securities									633	866
Non-controlling interests									6,070	6,078
Equity before non-controlling interests of others in operating subsidiaries(1)									$6,369	$6,466

(1)Does not include office developments which are described in the table below on a geographic basis.

Equity before non-controlling interests of others in operating subsidiaries decreased $97 million to $6,369 million as at June 30, 2013 compared to December 31, 2012, excluding office development activities. This decrease is primarily due to the impact of foreign currency translation in our Canadian, Australian and European office portfolios. This was partially offset by the acquisition of the remaining Hammerson assets in Europe in 2013 and a reduction in property-specific borrowings as a result of asset sales and refinancing activities, as well as fair value gains in our portfolio that reflect improved cash flows from leasing changes, timing and other assumptions.

Equity accounted investments as at June 30, 2013 primarily include: in the United States, 245 Park Avenue ($0.7 billion) and the Grace Building ($0.6 billion); and in Australia, E&Y Centre ($0.2 billion). Our interest in Canary Wharf ($0.9 billion) is classified as a financial asset and is included in accounts receivable and other in the table above.

The following table presents the equity before non-controlling interests of others in operating subsidiaries of our office development activities by region:

	Jun. 30, 2013				Dec. 31, 2012
(US$ Millions)	Consolidated assets	Consolidated liabilities	Non- Controlling interests	Equity before non-controlling interests of others in operating subsidiaries	Consolidated assets	Consolidated liabilities	Non- Controlling interests	Equity before non-controlling interests of others in operating subsidiaries
North America
Manhattan West, New York(1)	$511	$264	$125	$122	$465	$227	$119	$119
Other	427	52	191	184	341	55	144	142
Europe	479	63	224	192	318	69	138	111
Australia	141	55	16	70	184	61	16	107
Brazil	209	143	-	66	223	148	-	75
	$1,767	$577	$556	$634	$1,531	$560	$417	$554

  (1)          At June 30, 2013 consolidated liabilities include $122 million of non-recourse fixed rate debt, bearing interest at 5.9% and maturing in 2018, and $142 million of non-recourse floating rate debt bearing interest at 2.7% and maturing in 2016.

As at June, 30 2013, we held interests in centrally located office development sites with a total development pipeline of approximately 19 million square feet in North America, Australia, Europe and Brazil. We classify our office development sites into three categories: (i) active development (ii) active planning and (iii) held for development. Our active developments include the 5 million square foot Manhattan West in New York, the 980,000 square foot Bay Adelaide Centre East in Toronto, the 366,000 square foot Brookfield Place Tower 2 in Perth and the 1.4 million square foot Brookfield Place East Tower in Calgary, commencement of which we announced subsequent to quarter-end. As of June 30, 2013, these four sites had incurred a cost of $652 million and had a total planned development cost of $791 per square foot with a weighted average planned construction period of 89 months.

Of the remaining approximately 11 million square feet in our office development pipeline as at June 30, 2013, 3 million square feet were in the active planning stage comprising of four development projects. Included in the active planning stage were the development rights to 100 Bishopsgate, a well-positioned development site in London, U.K., and we have prepared the site for construction. As at June 30, 2013, those four developments had incurred a cost of $483 million and had a total planned development cost of $667 per square foot with a weighted average planned construction period of 36 months.

The remaining approximately 8 million square feet of our office development pipeline as of June 30, 2013 were being held for development and were not in the active planning stage. With all our development sites, we proceed with developing the sites when our risk adjusted return hurdles and preleasing targets are met.

As at June 30, 2013, we had a level of indebtedness of approximately 50% of our consolidated office properties.

We attempt to match the maturity of our office property debt with the average lease term of our properties. At June 30, 2013, the average term to maturity of our property debt was 4 years, compared to our average lease term of 7 years. The details of our property debt for our consolidated office properties at June 30, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Unsecured Facilities
Brookfield Office Properties revolving facility	3.3%	$365
Brookfield Office Properties senior notes	4.2%	330

Secured Property Debt
Fixed rate	5.3%	7,432
Variable rate	4.3%	4,610
		$12,737

Current		$2,263
Non-current		10,474
		$12,737

As at June 30, 2013 we had $885 million of committed corporate credit facilities in Brookfield Office Properties consisting of a $695 million revolving credit facility from a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million. The balance drawn on these facilities was $365 million (December 31, 2012 – $68 million).

On January 31, 2013, Brookfield Office Properties redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

Brookfield Office Properties had the following capital securities outstanding as at the dates indicated:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Jun. 30, 2013	Dec. 31, 2012
Class AAA Series E (1)	8,000,000	70% of bank prime	$-	$-
Class AAA Series F	-	6.00%	-	202
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	190	202
Class AAA Series J	8,000,000	5.00%	190	202
Class AAA Series K	6,000,000	5.20%	143	150
Total capital securities			$633	$866

Current			$-	$202
Non-current			633	664
Total capital securities			$633	$866

(1) The partnership has an offsetting loan receivable against these securities earning an interest at 108% of bank prime.

Operating results – Office

The following table presents the NOI, FFO and Total Return of our office properties by region for the three and six months ended June 30, 2013 and 2012:

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Three months ended Jun. 30,	2013	2012	2013	2012	2013	2012
United States	$207	$220	$125	$128	$210	$142
Canada	70	70	46	61	71	96
Australia	67	71	57	42	107	36
Europe	9	8	4	(1)	57	-
Unallocated	-	-	(152)	(152)	(157)	(152)
	$353	$369	$80	$78	$288	$122

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Six months ended Jun. 30,	2013	2012	2013	2012	2013	2012
United States	$408	$413	$274	$246	$397	$338
Canada	143	139	94	101	122	186
Australia	148	146	108	92	162	106
Europe	18	16	6	9	122	15
Unallocated	-	-	(301)	(278)	(306)	(278)
	$717	$714	$181	$170	$497	$367
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI, FFO and Total Return.

NOI, which represents the net amount of commercial property revenue and direct commercial property expense, generated by existing office properties for the three and six months ended June 30, 2013 (i.e., those held throughout both the current and prior period) is presented in the following table on a constant exchange rate basis, using the average exchange rate for the three and six months ended June 30, 2013 for the same period in 2012. This table illustrates the stability of these cash flows that arises from the high occupancy levels and long-term lease profile:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2013	2012	2013	2012
United States	$204	$201	$400	$396
Canada	67	68	138	137
Australia	48	47	93	90
Europe	8	8	16	16
NOI relating to existing properties using normalized foreign exchange ("FX") (1)	327	324	647	639
Currency variance	-	2	-	3
NOI relating to existing properties	$327	$326	$647	$642
NOI relating to acquisitions, dispositions and other	26	43	70	72
Total NOI	$353	$369	$717	$714
Average rent per square foot	$30.55	$28.43	$30.55	$28.43

(1) Using the three and six months ended June 30, 2013 average FX rates.

NOI relating to existing properties for the three and six months ended June 30, 2013 compared with the prior year increased $3 million to $327 million and $8 million to $647 million, respectively, when excluding currency appreciation. This increase was primarily the result of higher same property average in-place net rents partially offset by slightly lower occupancy which was primarily due to large expiries in Denver and Washington, D.C. NOI relating to acquisitions, dispositions and other is related to acquisitions in Seattle, Washington, D.C., and London; dispositions of properties in Minneapolis, Brisbane, and Auckland; and the deconsolidation of certain Australian properties that were acquired by the partnership through participating loan interests.

FFO for the three and six months ended June 30, 2013 increased $2 million and $11 million, respectively, when compared to the prior year period. This was a result of items recorded in investment and other income which include a gain from the redemption of zero-coupon bonds on 225 Liberty Street in New York which was partially offset by higher interest expense due to the practical completion of Brookfield Place Perth in May 2012. In addition, the prior year period included a dividend from Canary Wharf.

Total Return for the three and six months ended June 30, 2013 increased $166 million to $288 million from $122 million and $130 million to $497 million from $367 million in the prior year period, respectively. The increase is primarily a result of higher fair value gains in the United States, Europe and Australia in the current year as a result of decreases in discount and terminal capitalization rates partially offset by higher valuations gains in Canada in the prior year.

The key valuation metrics of our commercial office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows. A 100-basis point change in the discount rate and terminal capitalization rate would result in a change in our June 30, 2013 equity of $1.8 billion. Discount and capitalization rates have declined meaningfully in most of our principal regions since 2011, giving rise to valuation gains.

	United States		Canada		Australia		Europe		Europe(1)
	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012
Discount rate	7.5%	7.3%	6.4%	6.4%	8.5%	8.9%	7.2%	7.2%	6.0%	6.1%
Terminal cap rate	6.4%	6.3%	5.6%	5.6%	7.2%	7.2%	5.7%	5.8%	n/a	n/a
Investment horizon (years)	11	11	11	11	10	10	10	10	n/a	n/a

(1) Certain properties in Europe use the direct capitalization method for valuation. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The results of operations are primarily driven by occupancy and rental rates of the office properties and stability of earnings is driven by the average lease term. The following tables present key metrics relating to in-place leases of our office property portfolio:

	Jun. 30, 2013					Dec. 31, 2012
	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent
United States	86.3%	87.0%	6.8	$26.73	$31.31	87.7%	87.5%	6.8	$25.61	$31.35
Canada	96.9%	96.9%	8.1	25.53	31.14	96.9%	96.9%	8.2	25.28	31.18
Australia	98.1%	98.2%	6.0	48.18	51.58	97.7%	97.7%	6.4	47.31	54.24
Europe(1)	90.0%	85.4%	8.6	77.26	70.75	85.3%	85.3%	10.7	64.77	62.68
Average	90.4%	90.9%	7.0	$30.55	$35.01	91.1%	91.1%	7.1	$29.16	$35.02

(1)Does not include office assets held through our approximate 22% interest in Canary Wharf.

The worldwide portfolio occupancy rate in our office properties at June 30, 2013 was 90.4%, which represents a decrease of 0.7% compared to the rate at December 31, 2012. The decrease primarily relates to vacancies in Denver and Washington, D.C., as well as the acquisition of office portfolios with lower occupancy rates since year-end. For the six months ended June 30, 2013, we leased approximately 3.5 million square feet, at average net rents approximately 11% higher than expiring net rents.

We use in-place net rents for our office segment, as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash generated from leases in a given period.

•	In North America, at June 30, 2013, average in-place net rents remained flat in Canada and increased 4% in the United States, compared to December 31, 2012. Net rents across our U.S. office portfolio were at a discount of approximately 15% to the average market rent of $31.31 per square foot. In Canada, the net rents were at a discount of approximately 18% to the average market rent of $31.14 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

•	In Australia, at June 30, 2013, average in-place net rent in our portfolio was $48.18 per square foot, which represented a 7% discount to market rents. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

The following table presents our leasing activity from December 31, 2012 to June 30, 2013:

	Dec. 31, 2012								Jun. 30, 2013
						Year One	Average	Acq.
	Leasable		Total	Expiring		Leasing	Leasing	(Disp.)	Leasable
	Area(1)	Leased(1)	Expiries	Net Rent	Leasing	Net Rent	Net Rent	Additions	Area	Leased
(US $)	(000's Sq.Ft.)	(000's Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)
United States (2)	45,694	40,106	(2,773)	$25.40	2,512	$25.85	$27.47	(468)	45,630	39,378
Canada	16,714	16,187	(684)	27.00	699	30.99	32.53	-	16,714	16,202
Australia	10,134	9,916	(267)	35.09	297	35.12	38.36	-	10,134	9,946
Europe (3)	916	774	(4)	23.08	13	15.91	16.31	428	1,344	1,211
Total	73,458	66,983	(3,728)	$26.39	3,521	$27.62	$29.35	(40)	73,822	66,737

(1) Has been restated to reflect the impact of remeasurements which are done annually in the first quarter.

(2) Includes unconsolidated joint ventures.

(3) Does not include office assets held through our approximate 22% interest in Canary Wharf.

Additionally, for the six months ended June 30, 2013, tenant improvements and leasing costs related to leasing activity that occurred averaged $33.50 per square foot, compared to $55.75 for the same period in the prior year.

The following table presents the lease expiry profile of our office properties with the associated expiring average in-place net rents by region at June 30, 2013:

			Expiring Leases
			2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)	Net Rental Area	Currently Available	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent
United States	45,630	6,252	4,184	$28	2,661	$24	3,249	$20	2,419	$24	2,835	$23	3,668	$29	20,362	$35
Canada	16,714	512	1,374	20	340	30	1,302	23	1,678	24	632	28	737	31	10,139	30
Australia	10,134	188	201	54	772	46	1,157	47	1,016	57	991	46	1,015	52	4,794	68
Europe(1)	1,344	133	-	-	124	94	16	8	71	75	-	-	94	60	906	78
Total	73,822	7,085	5,759	$30	3,897	$30	5,724	$27	5,184	$31	4,458	$30	5,514	$33	36,201	$39
Percentage of Total	100.0%	9.6%	7.8%		5.3%		7.8%		7.0%		6.0%		7.5%		49.0%

(1)Does not include office assets held through our approximate 22% interest in Canary Wharf.

Retail

The following table presents equity before non-controlling interests of others in operating subsidiaries of our retail properties by region as at June 30, 2013 and December 31, 2012:

(US$ Millions)	United States		Australia		Brazil		Total
	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012
Retail properties	$-	$-	$151	$226	$1,843	$1,959	$1,994	$2,185
Equity accounted investments	5,553	5,219	-	-	-	-	5,553	5,219
Accounts receivable and other	558	538	5	5	297	328	860	871
	6,111	5,757	156	231	2,140	2,287	8,407	8,275

Property-specific borrowings	-	-	65	102	675	734	740	836
Accounts payable and other	-	305	1	-	132	137	133	442
Non-controlling interests	438	423	2	22	985	1,047	1,425	1,492
Equity before non-controlling interests of others in operating subsidiaries	$5,673	$5,029	$88	$107	$348	$369	$6,109	$5,505

Equity before non-controlling interests of others in operating subsidiaries in our retail portfolio increased $604 million to $6.1 billion at June 30, 2013 from December 31, 2012, the increase was primarily a result of fair value gains in the United States as well as the acquisition of additional interests in GGP and Rouse from our fund partners in April 2013. The increase was partially offset by exchange rate movements in Australia and Brazil and dispositions in Australia.

The details of property debt for our consolidated retail properties at June 30, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Secured Property Debt
Variable rate	9.4%	$740
		$740

Current		$12
Non-current		728
		$740

 During the three months June 30, 2013, GGP obtained $690 million ($602 million at share) of property-level debt with a weighted average interest rate of 3.78% and weighted average term-to-maturity of 9.4 years. The prior loans had a weighted average interest rate of 5.68% and a remaining term-to-maturity of 1.5 years. In addition, GGP obtained a $1.5 billion corporate loan secured by cross-collateralized mortgages on 16 properties with a weighted average interest rate of LIBOR + 2.5% and a term-to-maturity of 3 years (with two one-year extension options); the prior loans secured by these properties had a weighted average interest rate of 3.98% and a remaining term-to-maturity of 3.3 years. These refinancing transactions generated approximately $341 million of net proceeds to GGP.

The details of retail property debt related to our equity accounted investment in GGP at June 30, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance(1)
Unsecured Facilities
Junior subordinated notes	1.7%	$206

Secured Property Debt
Fixed rate	4.7%	16,833
Variable rate	2.7%	1,660
		$18,699

Current		$825
Non-current		17,874
		$18,699

(1) Represents GGP's consolidated and proportionate share of unconsolidated U.S. property debt.

Operating results – Retail

The following table presents the NOI, FFO, and Total Return of our retail properties by region for the three and six months ended June 30, 2013 and 2012:

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Three months ended Jun. 30,	2013	2012	2013	2012	2013	2012
United States	$-	$-	$62	$62	$68	$247
Australia	3	5	2	1	3	1
Brazil	24	21	1	(1)	6	(2)
	$27	$26	$65	$62	$77	$246

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Six months ended Jun. 30,	2013	2012	2013	2012	2013	2012
United States	$-	$-	$128	$110	$226	$561
Australia	8	7	4	2	5	1
Brazil	46	45	3	(2)	9	4
	$54	$52	$135	$110	$240	$566
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI, FFO and Total Return.

NOI, which represents the net amount of commercial property revenue and direct commercial property expense for the three and six months ended June 30, 2013 compared with the same periods in the prior year increased $1 million and $2 million, respectively, primarily as a result of higher NOI at our Brazilian malls, offset by lower NOI in Australia following dispositions in the current year.

FFO for the for the three and six months ended June 30, 2013 compared with the same periods in the prior year increased $3 million and $25 million, respectively, which was primarily a result of improved occupancy and in-place rent rates in the United States compared to the prior year. Trailing twelve month tenant sales in our U.S. malls increased 4.5% to $523 per square foot. In addition, the increase in FFO is also attributable to lower interest expense across our U.S. portfolio as a result of refinancing activity. The remaining increase relates to our Brazilian operations, which benefited from lower interest expense due to the restructure of the debt facility.

Total Return for the three and six months ended June 30, 2013 compared with the same periods in the prior year decreased $169 million to $77 million from $246 million and $326 million to $240 million from $566 million, respectively, in the prior year period. The decrease is a result of lower valuation gains in 2013 when compared to 2012, which is primarily a result of a smaller compression of implied capitalization rates in the United States in the current compared to the prior year. This was partially offset by the increase in FFO as mentioned above.

The key valuation metrics of our retail properties, including those within our equity accounted investments, are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States(1)		Australia		Brazil
	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012
Discount rate	5.6%	5.7%	10.3%	9.9%	8.5%	8.5%
Terminal cap rate	n/a	n/a	9.5%	9.2%	7.2%	7.2%
Investment horizon (years)	n/a	n/a	10	10	10	10

(1) The valuation method used by United States is the direct capitalization method. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents key metrics relating to in-place leases of our retail property portfolio:

	Jun. 30, 2013				Dec. 31, 2012
	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent
United States (1)	94.7%	6.0	$53.61	$55.84	95.0%	5.8	$52.06	$58.01
Brazil	95.1%	7.0	47.21	47.21	94.7%	7.1	46.42	47.94
Australia	96.9%	3.4	9.12	8.37	98.3%	6.9	9.09	8.79
Average	94.7%	6.0	$52.51	$54.59	95.1%	5.9	$50.59	$56.19

(1) Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

Our retail portfolio occupancy rate at June 30, 2013 was 94.7%. The decline from December 31, 2012 is primarily the result of seasonality in the retail industry. Average leasing net rent on leases signed during the period in our portfolio was $56.02 per square foot, up 5% or $2.70 per square foot as compared to the expiring rent on comparable leases. For GGP, initial rental rates for leases commencing in 2013 on a suite-to-suite basis increased by 11% or $6.25 per square foot, to $62.79 per square foot when compared to the rental rate for expiring leases.

We use in-place rents for our retail segment as a measure of leasing performance, which is calculated on a cash basis and consists of base minimum rent, plus reimbursements of common area costs, and real estate taxes.

The following table presents leasing activity from December 31, 2012 to June 30, 2013:

	Dec. 31, 2012(1)								Jun. 30, 2013
						Year One	Average	Acq.
	Leasable		Total	Expiring		Leasing	Leasing	(Disp.)	Leasable
	Area(1)	Leased(1)	Expiries	Rent	Leasing	Rent	Rent	Additions	Area	Leased
(US $)	(000's Sq.Ft.)	(000's Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)
United States	64,800	61,659	(13,276)	$53.61	13,272	$51.94	$56.55	(734)	64,066	60,844
Brazil	2,802	2,653	(353)	43.07	413	37.59	39.11	51	2,853	2,713
Australia	1,951	1,918	(6)	11.01	-	-	-	(703)	1,248	1,209
Total	69,553	66,230	(13,635)	$53.32	13,685	$51.51	$56.02	(1,386)	68,167	64,766

(1) Has been restated to reflect the impact of remeasurements which are done annually in the first quarter.

In addition, we incurred tenant allowances for our retail operating properties of $81 million for the six months ended June 30, 2013 and $69 million during the same period in 2012.

The following table presents the lease expiry profile of our retail properties with the associated expiring average in-place rents by region at June 30, 2013:

			Expiring Leases
			2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)	Net Rental Area	Currently Available	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent
United States (1)	60,341	3,222	1,666	$62	7,173	$51	6,270	$58	6,123	$62	6,030	$61	5,895	$66	23,962	$62
Brazil	2,853	140	507	40	338	81	444	64	280	64	301	57	109	59	734	14
Australia	1,248	39	24	14	1	23	82	23	696	9	340	15	-	-	66	13
Total	64,442	3,401	2,197	$56	7,512	$52	6,796	$58	7,099	$57	6,671	$58	6,004	$66	24,762	$59
Percentage of Total	100.0%	5.3%	3.4%		11.7%		10.5%		11.0%		10.4%		9.3%		38.4%

(1) Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

Multi-Family, Industrial and Opportunistic Investments

The following table presents equity before non-controlling interests of others in operating subsidiaries of our multi-family, industrial and opportunistic investments segment:

(US$ Millions)	Jun. 30, 2013	Dec. 31, 2012
Investment properties	$3,636	$3,511
Equity accounted investments	223	308
Loans and notes receivable	144	367
Accounts receivable and other	4,316	4,306
	8,319	8,492
Property-specific borrowings	6,145	5,733
Accounts payable and other liabilities	410	610
Non-controlling interests	1,126	1,511
Equity before non-controlling interests of others in operating subsidiaries	$638	$638

Equity before non-controlling interests of others in operating subsidiaries in our multi-family, industrial and opportunistic investments portfolio remained flat at June 30, 2013 from December 31, 2012. This was a result of acquisitions since year-end and higher values on properties in our portfolio, offset by depreciation and amortization on our hotel assets and distributions from our real estate opportunity and finance funds in 2013.

Our investment properties consist primarily of operating assets within the Brookfield Asset Management Inc. sponsored real estate opportunity and finance funds. Accounts receivable and other includes eight hotel operating properties as at June 30, 2013.

A summary of loans and notes receivable by collateral asset class is as follows:

(US$ Millions)	Interest Rate as at Jun. 30, 2013		Maturity as at Jun. 30, 2013		Jun. 30, 2013		Dec. 31, 2012
	Range	Weighted Average	Range	Weighted Average	Unpaid Principal Balance	Percentage of Portfolio	Unpaid Principal Balance	Percentage of Portfolio
Asset Class
Hotel	2.7% to 14.2%	6.1%	2013 to 2014	2013	$114	79%	$148	40%
Office	11.2% to 11.2%	11.2%	2013 to 2013	2013	30	21%	148	40%
Retail	-	-	-	-	-	-	71	20%
Total					$144	100%	$367	100%

Our loan portfolio is comprised of real estate mortgages and mezzanine loans. As the portfolio is comprised of a discrete number of loans, we evaluate the credit quality of each loan and note individually rather than through grouping the portfolio by credit quality indicators. Accordingly, we manage the credit risk associated with the portfolio by continually monitoring and performing a comprehensive review of the collateral properties underlying each individual loan and our security position in respect of that collateral. The review involves, but is not limited to, a detailed analysis of recent operating statements, in addition to rent rolls and other occupancy reports obtained from borrowers or loan reviewers. Further, we typically communicate directly with third party sale, leasing or financing brokers to gather the latest information on local markets or current market trends. Although a portion of our loan investments relates to distressed debt, by reviewing the above information, we are able to make an informed assessment regarding the expected future performance of underlying collateral properties and, therefore, reach a conclusion about our ability to recover our investment through realization of the collateral.

Property debt related to our multi-family, industrial and opportunistic investments segment totaled $6.1 billion at June 30, 2013 and had a weighted average interest rate of 3.5% and an average term to maturity of 2.5 years.

Operating Results – Multi-Family, Industrial and Opportunistic Investments

The following table presents the NOI, FFO and Total Return of our multi-family, industrial and opportunistic investments segment for the three months ended June 30, 2013 and 2012:

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Three months ended Jun. 30,	2013	2012	2013	2012	2013	2012
	$107	$71	$15	$9	$11	$1

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Six months ended Jun. 30,	2013	2012	2013	2012	2013	2012
	$236	$109	$29	$11	$31	$(7)
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI, FFO and Total Return.

NOI, which represents the net amount of commercial property revenue and direct commercial property expense, increased $36 million and $127 million for the three and six months ended June 30, 2013, respectively when compared to the prior year period. This was primarily the result of the acquisition of the Atlantis in April 2012, and industrial and multi-family portfolios in the second half of 2012 and in 2013.

FFO for the for the three and six months ended June 30, 2013 compared with the same periods in the prior year increased $6 million and $18 million, respectively, which was primarily due to the which was primarily due to the acquisition of the Atlantis in April 2012, and industrial and multi-family portfolios in the second half of 2012 and in 2013.

Total Return for the three and six months ended June 30, 2013 compared with the same periods in the prior year increased $10 million and $38 million which was primarily a result of fair value gains in multi-family and industrial portfolios held in our real estate finance and opportunity funds, offset by depreciation and amortization on our hotel portfolio.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States		Canada		Europe(1)		Australia
	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012
Discount rate	8.8%	8.7%	9.0%	9.0%	8.2%	n/a	9.6%	9.8%
Terminal cap rate	7.2%	8.0%	7.6%	7.3%	n/a	n/a	8.7%	9.2%
Investment horizon (years)	8	10	10	10	n/a	n/a	10	10
(1)	Certain properties in Europe use the direct capitalization method for valuation. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Corporate

The following table presents equity before non-controlling interests of others in operating subsidiaries at the corporate level:

(US$ Millions)	Jun. 30, 2013	Dec. 31, 2012
Accounts receivable and other	$24	$-

Capital Securities	1,250	-
Accounts payable and other liabilities	541	-
Non-controlling interests	25	-
Equity before non-controlling interests of others in operating subsidiaries	$(1,792)	$-

Accounts payable and other liabilities consist primarily of deferred tax liabilities established in connection with the Spin-off. As at June 30, 2013, we had $1.25 billion of capital securities outstanding, which were issued by one of the partnership’s holding entities. The following table provides additional information on the capital securities:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Jun. 30, 2013	Dec. 31, 2012
Class B Junior Preferred Shares	30,000,000	5.75%	$750	$-
Class C Junior Preferred Shares	20,000,000	6.75%	500	-
Total capital securities			$1,250	$-

Current			$-	$-
Non-current			1,250	-
Total capital securities			$1,250	$-

In addition, as at June 30, 2013, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of the partnership.

Consolidated NOI, FFO and Total Return for the three and six months ended June 30, 2013 and 2012

The following table presents NOI, FFO and Total Return for the three and six months ended June 30, 2013 and 2012 for the geographies and segments indicated:

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Three months ended Jun. 30,	2013	2012	2013	2012	2013	2012
Office
United States	$207	$220	$125	$128	$210	$142
Canada	70	70	46	61	71	96
Australia	67	71	57	42	107	36
Europe	9	8	4	(1)	57	-
Unallocated(2)	-	-	(152)	(152)	(157)	(152)
	353	369	80	78	288	122
Retail
United States	-	-	62	62	68	247
Australia	3	5	2	1	3	1
Brazil	24	21	1	(1)	6	(2)
	27	26	65	62	77	246
Multi-Family, Industrial, and Opportunistic	107	71	15	9	11	1
Corporate	-	-	(29)	-	(48)	-
	$487	$466	$131	$149	$328	$369

(US$ Millions)	NOI(1)		FFO(1)		Total Return(1)
Six months ended Jun. 30,	2013	2012	2013	2012	2013	2012
Office
United States	$408	$413	$274	$246	$397	$338
Canada	143	139	94	101	122	186
Australia	148	146	108	92	162	106
Europe	18	16	6	9	122	15
Unallocated(2)	-	-	(301)	(278)	(306)	(278)
	717	714	181	170	497	367
Retail
United States	-	-	128	110	226	561
Australia	8	7	4	2	5	1
Brazil	46	45	3	(2)	9	4
	54	52	135	110	240	566
Multi-Family, Industrial, and Opportunistic	236	109	29	11	31	(7)
Corporate	-	-	(29)	-	(48)	-
	$1,007	$875	$316	$291	$720	$926

(1) NOI, FFO and Total Return are non-IFRS financial measures. See the following table for a reconciliation to IFRS measures below.

(2) Balance sheet and statement of income amounts related to unsecured facilities, capital securities and non-controlling interests in Brookfield Office Properties, one of our operating entities.

The following table provides a reconciliation of NOI, FFO and Total Return to net income for the three and six months ended June 30, 2013 and 2012:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2013	2012	2013	2012
Commercial property revenue	$711	$713	$1,459	$1,386
Hospitality revenue	331	217	660	268
Direct commercial property expense	(293)	(292)	(598)	(566)
Direct hospitality expense	(305)	(185)	(579)	(230)
Depreciation and amortization of real estate assets (1)	43	13	65	17
NOI	487	466	1,007	875
Investment and other revenue	44	30	99	69
Share of equity accounted income excluding fair value gains	93	102	199	191
Interest expense	(276)	(239)	(543)	(481)
Administration and other expense	(76)	(61)	(133)	(109)
Non-controlling interests of others in operating subsidiaries in funds from operations	(141)	(149)	(313)	(254)
FFO	131	149	316	291
Depreciation and amortization of real estate assets (1)	(43)	(13)	(65)	(17)
Fair value gains, net	376	131	590	449
Share of equity accounted fair value gains	69	204	195	557
Non-controlling interests of others in operating subsidiaries in total return	(205)	(102)	(316)	(354)
Total Return	328	369	720	926
Income tax expense	(196)	(84)	(295)	(312)
Non-controlling interests of others in operating subsidiaries in income tax expense	21	(3)	57	42
Net income before non-controlling interests of others in operating subsidiaries	153	282	482	656
Non-controlling interests of others in operating subsidiaries	325	254	572	566
Net income	$478	$536	$1,054	$1,222

(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the Total Return calculation.

(2) FFO and Total Return represent interests attributable to GP units, LP units, redeemable/exchangeable and general partnership units of the operating partnership held by Brookfield Asset Management Inc. (“REUs”) and Brookfield Asset Management Inc. The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.

Income Taxes

The major components of income tax expense include the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2013	2012	2013	2012
Current income tax	$(47)	$31	$(23)	$77
Deferred income tax	243	53	318	235
Income tax expense	$196	$84	$295	$312

Six months ended Jun. 30,	2013	2012
Statutory income tax rate	28%	26%
Increase (decrease) in rate resulting from:
Portion of income not subject to tax	(4)	(14)
International operations subject to different tax rates	(5)	13
Minority interests	(3)	-
Valuation allowance	2	-
Reversal of reserves	(5)	-
Change in tax status of investments in associates	10	-
Other	(1)	-
Effective income tax rate	22%	25%

As the partnership is not subject to tax, the above reconciliation has been prepared using a blended statutory rate for jurisdictions where the holding entities and any direct or indirect corporate subsidiaries of such holding entities operate.

Risk Management

The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Australia, Brazil and Europe. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

The strategy of our opportunistic investment segment depends, in part, upon our ability to syndicate or sell participations in senior interests in our investments, either through capital markets collateralized debt obligation transactions or otherwise. If we cannot do so on terms that are favorable to us, we may not make the returns we anticipate.

For a more detailed description of the risks facing our business, please refer to the section entitled “3.D. Risk Factors” in our annual report on Form 20-F.

Credit Risk

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.7% of our office segment tenant base and, as at June 30, 2013, no one tenant comprises more than this. The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and lease commitments as at June 30, 2013:

Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000's Sq. Ft.)	Sq. Ft. (%)
Various Government Agencies	All markets	AA+/AAA	Various	6,392	8.7%
Bank of America/Merrill Lynch(3)	Denver/New York/Los Angeles/Toronto/Washington, D.C.	A-	Various	4,831	6.5%
CIBC World Markets(4)	Calgary/Houston/New York/Toronto	A+	2034	1,429	1.9%
Suncor Energy	Calgary	BBB+	2028	1,295	1.8%
Bank of Montreal	Calgary/Toronto	A+	2023	1,082	1.5%
Morgan Stanley	Denver/New York/Toronto	A-	2030	1,059	1.4%
Royal Bank of Canada	Boston/Calgary/New York/Toronto/Vancouver/ Washington, D.C.	AA-	2025	1,020	1.4%
PricewaterhouseCoopers	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	2023	896	1.2%
JPMorgan Chase	Denver/New York/Houston/Los Angeles	A	2022	889	1.2%
Imperial Oil	Calgary	AAA	2016	718	1.0%
Total				19,611	26.6%

(1)	From Standard & Poor's Rating Services, Moody's Investment Services, Inc. or DBRS Limited.
(2)	Reflects the year of maturity related to lease(s) and is calculated for multiple leases on a weighted average basis based on square feet where practicable.
(3)	Bank of America/Merrill Lynch leases 4.3 million square feet at Brookfield Place in New York, of which they occupy 2.3 million square feet with the balance being subleased to various subtenants ranging in size up to 500,000 square feet. Of this 2.3 million square feet, 1.5 million is in 250 Vesey Street and 0.8 million square feet is in 225 Liberty Street.
(4)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP.

The following list reflects the ten largest tenants in our retail portfolio as at June 30, 2013. The largest tenant in our portfolio accounted for approximately 3.1% of minimum rents, tenant recoveries and other.

Top Ten Largest Tenants	Primary DBA	Percent of Minimum Rents, Tenant Recoveries and Other (%)
Limited Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	3.1%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.5%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.3%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	1.9%
Forever 21, Inc.	Forever 21	1.8%
Golden Gate Capital	Express, J. Jill, Eddie Bauer	1.7%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.4%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.2%
Luxottica Retail North America Inc.	Lenscrafters, Sunglass Hut, Pearle Vision	1.2%
Macy's Inc.	Macy's, Bloomingdale's	1.2%
Total		18.3%

Our exposure to credit risk in respect of our other investments relates primarily to counterparty obligations regarding loans and notes receivable. We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. We also endeavor to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques.

Environmental Risks

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material noncompliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2013 may not provide the same level of increases in rental rates on renewal as compared to prior years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years.

Insurance Risk

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

Derivative Financial Instruments

We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•	foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	total return swaps on Brookfield Office Properties’ shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging

We have derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

As at June 30, 2013, we had derivatives representing a notional amount of $1,298 million in place to fix rates on forecasted fixed rate financings with maturities between 2023 and 2025 at rates between 2.3% and 4.7%. As at December 31, 2012, we had derivatives representing a notional amount of $1,377 million in place to fix rates on forecasted fixed rate financings with a maturity between 2023 and 2025 at rates between 2.1% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

As at June 30, 2013, we had derivatives with a notional amount of $3,978 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2020. As at December 31, 2012, we had derivatives with a notional amount of $5,034 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds, Euros and Australian Dollars.

The fair value of our outstanding interest rate derivative positions as at June 30, 2013 is a loss of $142 million (December 31, 2012 – loss of $273 million). For the three and six months ended June 30, 2013, and 2012, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

Foreign Currency Hedging

We have derivatives designated as net investment hedges of its investments in foreign subsidiaries. As at June 30, 2013, we had hedged a notional amount of £500 million at rates between £0.64/US$ and £0.66/US$ using foreign currency forward contracts maturing between July 2013 and December 2013. As at December 31, 2012, we had designated a notional amount of £45 million at £0.62/US$ using foreign currency forward contracts maturing June 30, 2013. In addition, as at June 30, 2013, we had hedged a notional amount of €267 million (December 31, 2012 – nil) at rates between €0.76/US$ and €0.77/US$ using foreign currency forward contracts maturing between August and November 2013. We had also hedged, as at June 30, 2013, a notional amount of AU$ 271 million (December 31, 2012 – nil) at rates between AU$1.00/US$ and AU$1.07/US$ using foreign currency forward contracts maturing between August and November 2013.

The fair value of our outstanding foreign currency forwards as at June 30, 2013 is a gain of $27 million (December 31, 2012 – nil).

In addition, as of June 30, 2013, we had designated C$900 million (December 31, 2012 – C$1,100 million) of Canadian dollar financial liabilities as hedges of its net investment in Canadian operations.

Other Derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

At June 30, 2013, we had a total return swap under which the partnership received the return on a notional amount of 1.4 million Brookfield Office Properties common shares in connection with Brookfield Office Properties’ deferred share unit plan. The fair value of the total return swap at June 30, 2013 was nil (December 31, 2012 – gain of $1 million) and a $1 million gain in connection with the total return swap was recognized in general and administrative expense in the three months ended June 30, 2013 (2012 – gain of $1 million).

At June 30, 2013, we had interest rate cap contracts outstanding with a notional amount of $4,627 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. As at December 31, 2012, the partnership had interest rate cap contracts outstanding with a notional amount of $3,564 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. The fair value of these contracts at June 30, 2013 was nil (December 31, 2012– nil).

Related Party Transactions

In the normal course of operations, the partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the interim condensed and consolidated financial statements.

The immediate parent of the partnership is the managing general partner of the partnership. The ultimate parent of the partnership is Brookfield Asset Management Inc. Other related parties of the partnership represent its subsidiaries and operating entities. The following table summarizes transactions with related parties:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2013	2012	2013	2012
Commercial property revenue(1)	$2	$3	$4	$5
Interest and other income	17	10	19	23
Interest expense on commercial property debt	5	-	7	-
Administrative expense (2)	31	3	55	6
Management fees paid	27	6	41	12

(US$ Millions) Balances outstanding as at	Jun. 30, 2013	Dec. 31, 2012
Participating loan interests	$794	$-
Loans and notes receivable (3)	274	423
Receivables and other assets	14	1
Capitalized construction profits payable to Brookfield Asset Management Inc.	-	49
Property debt payable	377	30
Other liabilities	48	52

(1) Amounts received from Brookfield Asset Management Inc. and its subsidiaries for the rental of office premises

(2) Amounts paid to Brookfield Asset Management Inc. and its subsidiaries for administrative services

(3) Includes $128 million receivable from Brookfield Asset Management Inc. upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

Critical Accounting Policies, Estimates and Judgments

The discussion and analysis of our financial condition and results of operations is based upon the financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management.

Investment Properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for development or redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Business Combinations

We account for the acquisition of businesses using the acquisition method. We measure the cost of an acquisition at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, “Business Combinations” are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share of identifiable assets, liabilities and contingent liabilities acquired.

To the extent fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income. To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the partnership’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

The determination of whether an acquisition meets the definition of a business results in measurement differences on initial recognition of the acquired net assets. If the acquisition is determined to be a business combination these differences include the nature of deferred tax assets and liabilities that may be recorded and the requirement to recognize goodwill or negative goodwill, as applicable, for differences between the consideration provided and the fair value of the net assets acquired. Additionally, transaction costs incurred to effect a business combination are required to be expensed where for an asset acquisition transaction costs would be capitalized to the initial carrying amount of the acquired asset.

Basis of Accounting for Investees

The partnership consolidates an investee when is controls the investee, with control existing if and only if it has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of the partnership's returns. Whether the partnership consolidates or equity accounts an investee may have a significant impact on the presentation of the partnership’s financial statements, especially as it relates to the consolidation of the property partnership.

In determining if the partnership has power over an investee the partnership makes judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of the partnership's existing rights that give it the current ability to direct the relevant activities of the investee. The partnership will also make judgments as to the amount of potential voting rights which provide the partnership or unrelated parties voting powers, the existence of contractual relationships that provide the partnership voting power, the ability to appoint directors and the ability of other investors to remove the partnership as a manager or general partner. In assessing if the partnership has exposure, or rights, to variable returns from its involvement with the investee the partnership makes judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others. In determining if the partnership has the ability to use its power over the investee to affect the amount of the partnership's returns the partnership makes judgments when it is an investor as to whether it is a principal or agent and whether another entity with decision-making rights is acting as an agent for the partnership. If the partnership determines that it is acting as an agent, as opposed to principal, it does not control the investee.

Revaluation Method for Property, Plant and Equipment

The partnership uses the revaluation method of accounting for certain classes of property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset increases as a result of a revaluation surplus, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. In applying this policy judgment is required in determining the valuation model employed and the selection of appropriate assumptions used in estimating the fair value of assets to which the revaluation model is applicable.

Canary Wharf Group plc.

We have determined that, notwithstanding our 22% common equity interest, we do not exercise significant influence over Canary Wharf as we are not able to elect board members or otherwise influence the financial and operating decisions.

General Growth Properties, Inc.

We acquired an indirect interest in GGP together with a consortium of institutional investors through a series of parallel investment vehicles. As of June 30, 2013, we held an indirect 22% interest in GGP and were entitled to nominate three of the nine directors to GGP’s board and vote all of our shares for those directors. We accounted for the investment following the equity method of accounting.

We account for our investment in GGP following the equity method of accounting. The carrying value of our investment in GGP consists of our original cost of the investment plus our share of the earnings of GGP, determined in accordance with our accounting policies under IFRS, less distributions received from GGP. This includes our share of GGP’s unrealized fair value gains (losses) in respect of investment property, which is determined in accordance with our accounting policy for valuation of investment properties. Accordingly, the substantial variance between the value of our investment in GGP based on the publicly traded share price and the carrying value of the equity accounted investment is the result of recording our share of the IFRS net earnings of GGP, which includes the cumulative unrealized fair value gains arising from the significant fair value increases in the underlying investment properties.

We consider the guidance in IAS 28, “Investments in Associates and Joint Ventures”, and IAS 39, “Financial Instruments: Recognition and Measurement”, as applicable, to determine if there are indicators of impairment, one of which is whether there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. Accordingly, we consider whether the variance between the value of the investment as determined using the publicly traded share price and the carrying value is an indicator of impairment.

Our evaluation of whether there were impairment indicators present included consideration of a number of factors as required by IAS 39 including an evaluation of the technological, market, economic and legal environment in which GGP operates; consideration of whether GGP was in significant financial difficulty; considerations relating to the existence of any contractual breaches of GGP and an assessment of trends in funds from operations of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly traded share price and the carrying value determined under IAS 28, we consider additional factors relative to this variance. This includes an analysis of the original blended cost of our investment in GGP compared to the publicly traded share price over the period from acquisition dates through to each reporting date; the trend in the share price of GGP as at each reporting date up to and including current date; and an assessment of the underlying cash flows that are expected to be derived from the properties, including the significant recovery in property values contributing to the fair value gains recorded by GGP.

Based on our evaluation of the above-noted factors, we have concluded that there are no impairment indicators in respect of our investment in GGP.

Taxation

We measure deferred income taxes associated with our investment properties based on our specific intention with respect to each asset at the end of the reporting period. Where we have a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

We also make judgments with respect to the taxation of gains inherent in our investments in foreign subsidiaries and joint ventures. While we believe that the recovery of our original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

Revenue Recognition

For investment properties, we account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the partnership is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of the improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

With regards to hospitality revenue, we recognize revenue on rooms, food and other revenue as services are provided. We recognize room revenue net of taxes and levies that are assessed by government-related agencies. Advanced deposits are deferred and included in accounts payable and other liabilities until services are provided to the customer. We recognize the difference between gaming wins and losses from casino gaming activities as gaming revenue. We recognize liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons’ possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the day the travel package begins. Amounts collected in advance from guests are deferred and included in accounts payable and other liabilities until such amounts are earned.

Financial Instruments

We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

Use of Estimates

The partnership makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

(i)	Investment property

We determine the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Certain operating properties are valued using a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Development properties under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with our policy, we measure our operating properties and development properties using valuations prepared by management. From time to time, we obtain valuations of selected operating properties and development properties prepared by qualified external valuation professionals in connection with financing transactions or for other purposes, and while management considers the results of such valuations they do not form the basis of the partnership’s reported values.

(ii)	Financial instruments

We determine the fair value of our warrants to acquire common shares of GGP using a Black-Scholes option pricing model wherein we are required to make estimates and assumptions regarding expected future volatility of GGP’s shares and the term of the warrants.

We have certain financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related properties.

We hold other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as fair value through profit or loss or available-for-sale. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cash flows and discounted based on applicable yield curves derived from market interest rates.

Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

Future Accounting Policy Changes

We anticipate adopting each of the accounting policy changes below in the first quarter of the year for which the standard is applicable and are currently evaluating the impact of each.

Financial Instruments

IFRS 9, “Financial Instruments”, is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of property debt, capital securities, other secured and unsecured debt and equity. Our objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support our operations and to reduce our weighted average cost of capital, and to improve the returns on equity through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at June 30, 2013, the recorded values of capital totaled $44 billion (December 31, 2012—$45 billion). Our principal liquidity needs for the next year are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund current development costs not covered under construction loans;
•	fund investing activities which could include discretionary capital expenditures; and
•	fund property acquisitions.

We plan to meet these needs with one or more of the following:

•	cash flows from operations;
•	construction loans;
•	creation of new funds;
•	proceeds from sales of assets;
•	proceeds from sale of non-controlling interests in subsidiaries; and
•	credit facilities and refinancing opportunities.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities, as well as cash flow from operating activities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings. Our operating entities also generate liquidity by accessing capital markets on an opportunistic basis. The following table summarizes the various sources of cash flows of our operating entities which supplement our liquidity.

(US$ Millions) Six months ended Jun. 30,	2013	2012
Cash flow from operating activities	$167	$528
Borrowings	3,518	2,042
Proceeds from asset sales	335	468
Proceeds from sales of financial assets	131	-
Loans and notes receivable collected	164	313
Contributions from parent company	19	193
Change in restricted cash and deposits	-	6
Acquisition of subsidiaries, net of disposition	54	102
Contributions from non-controlling interest	90	169
	$4,478	$3,821

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Most of our borrowings are in the form of long term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area should not compromise our ability in and of itself to finance the balance of our operations. A summary of our debt profile for each of our office and retail segments are included elsewhere in this MD&A.

As at June 30, 2013 we had $885 million of committed corporate credit facilities in Brookfield Office Properties consisting of a $695 million revolving credit facility from a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million. The balance drawn on these facilities was $365 million (December 31, 2012 – $68 million).

Additionally, we have a $500 million credit facility with Brookfield Asset Management Inc. At June 30, 2013, the balance drawn on this facility was $19 million (December 31, 2012 – nil).

Our operating entities are subject to limited covenants in respect of their corporate debt and were in compliance with all such covenants June 30, 2013. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to us.

TREND INFORMATION

We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover in 2013, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for the partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements”.

Transaction activity is picking up across our global office markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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